EXHIBIT 99.1

Excluded Shares

102,192 Shares are held by trusts for family members of Jon R. Sabes, who share his household. Jon R. Sabes disclaims beneficial ownership of these shares since he is not a trustee of such trusts and does not control voting or dispositive power over these shares.

This information is provided here for information only, nor is it any indication that Jon R. Sabes and his family members are operating as a group, as defined in Section 13(d)(3) of the Exchange Act.